May 28, 2026

Jaime Bartushak
Chief Financial Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

        Re: Citius Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed May 22, 2026
            File No. 333-296195
Dear Jaime Bartushak:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Lorna A. Knick, Esq.